Martin C. Glass 212.813.8891 MGlass@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

March 20, 2012

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client Brigade Leveraged Capital Structures Fund Ltd., we have today submitted a preliminary proxy statement regarding the upcoming annual meeting of Greektown Superholdings, Inc.

Please feel free to contact me with any questions.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass